LIMITED LIABILITY COMPANY AGREEMENT
OF
HARMONIX, LLC (AS AMENDED AND RESTATED)

This Limited Liability Company Agreement (the "Agreement) of Harmonix, LLC (the "**Company**"), a limited liability company organized under the laws of the State of Georgia, as entered into by and among the Persons listed on Exhibit "A" attached hereto (individually, a "**Member**" and collectively, the "**Members**"), and as amended on February 15, 2018, pursuant to the provisions of the Agreement as it existed prior to such amendment.

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms not defined elsewhere have the following meanings:

"Act" means the Georgia Limited Liability Company Act, as amended from time to time.

"Affiliate" means, with respect to any Member or other Person, the spouse, lineal descendant, ancestor or sibling (whether by blood or adoption) of such Member or other Person (each, a "Family Member") or a trust for the benefit of such Member or other Person or for the benefit of a Family Member of such Member or other Person, or any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Member or other Person. For the purpose of this definition, the term "control" means, with respect to any Person, the beneficial ownership of 50% or more of the equity or voting interests in such Person.

"Agreed Value" means, with respect to any Membership Interest, the product of (a) the Percentage Interest representing such Membership Interest, multiplied by (b) the value of the Company, as determined by the Manager at each annual meeting of the Manager, or, if the Manager has not, within the 12 months prior to the event giving rise to a determination of Agreed Value, determined the Agreed Value of the Company, by an independent appraiser mutually agreed upon by the Company and the Transferor, whose determination shall be final and binding upon the parties. Agreed Value shall be determined without regard to minority interest discount or discount for illiquidity of such Membership Interest. The cost of any independent appraisal shall be borne equally by the Company and the Transferor.

"Agreement" means this Limited Liability Company Agreement.

"Bankruptcy" means an adjudication of bankruptcy or the entry of an order for relief or the filing of a voluntary case or petition under the federal bankruptcy law or any state or local bankruptcy law, and, in addition, any other status constituting bankruptcy within the meaning of the Act.

"Capital Account" of a Member on any given date means the capital contribution to the Company by the Member as adjusted from time to time pursuant to Section 7.2.

"Code" means the Internal Revenue Code of 1986, as it may be amended or replaced from time to time.

"Distributable Cash" has the meaning set forth in Section 3.3.

"Manager" has the meaning set forth in Section 5.1.

"Membership Interest" refers to a Member's right, title and interest in the Company and includes a Member's rights to share in Profits and Losses, receive distributions, and vote on, consent to or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement and the Act.

"Percentage Interest" means the percentage representing each Member's Membership Interest, as set forth on Exhibit "A."

"Person" means any person, firm, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust, estate, custodian, nominee, joint venture, foreign business organization or other individual or entity.

"Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined by the Company's accountants in accordance with Section 703(a) of the Code.

"Regulations" means the proposed, final or temporary regulations promulgated from time to time by the United States Treasury Department under the Code.

"Required Records" has the meaning set forth in Section 7.1.

"Transferor" has the meaning set forth in Section 9.2(c).

ARTICLE II

FORMATION OF LIMITED LIABILITY COMPANY

Section 2.1 Formation. The Company was formed as a limited liability company under the laws of the State of Delaware on January 19, 2011 by the filing of the Certificate of Formation with the Office of the Secretary of State. The Company was converted to a Georgia limited liability company on February 4, 2018.

Section 2.2 Name. The name of the Company is "Harmonix, LLC", and all business of the Company shall be conducted in such name.

Section 2.3 Purpose. The purpose of the Company is to market, distribute and sell a brand of products designed to promote sleep and to engage in any other lawful business permitted by the Act or the laws of any jurisdiction in which the Company may conduct its business. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purposes of the Company.

Section 2.4 Office. The principal place of business of the Company is 10895 Brunson Drive, Duluth, Georgia 30097, or such other principal place of business as the Manager may from time to time determine. The Company may have, in addition to such office, such other offices and places of business at such locations, both within and outside of the State of Georgia, as the Manager may from time to time determine.

Section 2.5 Registered Office and Registered Agent. The Company's registered office is at 10895 Brunson Drive, Duluth, Georgia 30097, and the name of its registered agent at

such address is Daniel E. Rinaldi. The registered office and registered agent of the Company may be changed from time to time in the Manager's discretion by filing the necessary documents pursuant to the Act.

ARTICLE III

MEMBERS AND MEMBERSHIP INTERESTS

Section 3.1 Contributions and Membership Interests. The Membership Interests owned by each Member and his Percentage Interest are set forth in Exhibit "A." No Member shall be entitled to demand or receive the return of his capital contribution or any of the Company's assets. As additional Members are added, or in the event a Member ceases to be a Member, the manager may modify Exhibit "A" to reflect such changes.

Section 3.2 Allocation of Profits and Losses.

(a) Except as otherwise provided herein, Profits and Losses shall be allocated to the Members in accordance with their respective Percentage Interests.

(b) Gain from the sale, exchange or other disposition, whether by way of condemnation, eminent domain, receipt of casualty insurance proceeds (other than business interruption proceeds) or otherwise, of all or substantially all of the assets of the Company shall be allocated to produce positive Capital Account balances for the Members in the following order and to the following extent:

(1) First, to the Members in proportion to and to the extent of the deficit balances, if any, in their Capital Accounts; and

(2) Thereafter, the balance, if any, to the Members in accordance with their respective Percentage Interests.

(c) The allocation provisions herein are intended to comply with applicable provisions of the Code and the Regulations, including Regulations promulgated under Section 704 of the Code, and shall be interpreted and applied in a manner consistent with such statutory and regulatory provisions.

(d) For any Membership Interest not owned for the entire fiscal year or other period, Profits and Losses for such fiscal year or other period shall be prorated based upon the proportion that the number of days such Membership Interest is owned during such period bears to the total number of days constituting such period.

Section 3.3 Distributions.

(a) From time to time, but no less frequently than once a year, the Manager shall determine, in his reasonable judgment, to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, but not limited to, for operating expenses, debt service (including, without limiting the generality of the foregoing, the repayment of any loans from a Member or his Affiliate), and a reasonable contingency reserve (**"Distributable Cash"**) and shall cause the Company to distribute any Distributable Cash to the Members in accordance with their respective Percentage Interests.

(b) Notwithstanding Section 3.3(a), the Manager shall cause the Company to make annual distributions from the earnings of the Company either during the fiscal year or as soon as practicable following the end of such fiscal year in an amount equal to the aggregate federal, state and local income tax liability as such Member would have incurred as a result of such Member's ownership of his Membership Interest calculated as if such Member were taxable at rates under applicable federal, state and local income tax laws applicable to the highest income brackets with respect to natural persons in such jurisdictions in which the Members reside calculated pursuant to the assumption that each Member shall be taxed at the maximum federal, state and local tax rate. Any such distribution shall be made in the same proportion as the Profits and Losses related to such distribution were allocated pursuant to Section 3.2.

Section 3.4 Company Opportunities. So long as a Member is a Member of the Company, such Member and his Affiliates (a) shall not engage in or possess any interest in any Person (other than another Member) engaged in a business that is competitive with that of the Company (including the provision of operations or consulting services); (b) shall be obligated to present to the Company any opportunity to engage in or possess an interest in any Person engaged in a business that is competitive with that of the Company; and (c) shall not have the right to take for his own account (individually or as a partner, shareholder, fiduciary or otherwise) or to recommend to others an opportunity to engage in a business that is competitive with that of the Company unless and until he has received the written consent of all of the other Members.

Section 3.5 Liability of Members. No Member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such Member has agreed to make to the Company. No Member shall be required to make any loans to the Company, except as may be agreed between a Member and the Company, with approval of the Manager. The Company shall indemnify and hold harmless a Member if such Member becomes liable, notwithstanding the first sentence of this Section 3.5, for any debt, liability, contract or other obligation of the Company, except to the extent expressly provided in the first sentence of this Section 3.5.

Section 3.6 Rights of Members. If a Member ceases to be a Member for any reason, including, without limitation, as a result of death, dissolution or Bankruptcy, such Member or its personal representative or estate, as applicable, shall be entitled to receive distributions on account of its Membership Interest, and, except as expressly provided herein, such Member and its personal representative or estate shall have no other rights with respect to the Company, including, without limitation, the right to receive the fair value of its Membership Interest and the right to vote on any matter reserved to the Members.

ARTICLE IV

MEETINGS OF MEMBERS

Section 4.1 Meetings. A meeting of the Members may be called for any purpose or purposes, unless otherwise prescribed by statute, by the Manager. Only business within the purpose or purposes described in the notice of meeting of Members may be conducted at such meeting.

Section 4.2 Place of Meetings. Meetings of Members shall be held at such places, within or outside of the State of Georgia, as may from time to time be fixed by the Manager or as shall be specified or fixed in the respective notices thereof.

Section 4.3 Notice of Meetings. Written or printed notice stating the place, day and hour of each meeting of the Members and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than two nor more than 45 days before the date of the meeting, either personally or by mail, telegram, express courier or telefax or similar communication, by or at the direction of the Person(s) calling the meeting, to each Member entitled to vote at the meeting.

Section 4.4 Quorum of and Action by Members. The presence of a majority of the Percentage Interests of the Members, represented in person or by proxy, shall constitute a quorum at each meeting of Members for the transaction of business, except as otherwise provided by the Act. With respect to any matter, the vote of a majority of the Percentage Interests represented at a meeting in person or by proxy shall be required to constitute an act of the Members. The Members represented in person or by proxy at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of a majority of the Percentage Interests represented in person or by proxy at that meeting. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally convened.

Section 4.5 Voting by Members. Except as otherwise provided herein, all actions and votes of the Members shall be by the majority of the Percentage Interests and not on a per capita basis. At any meeting of the Members, every Member having the right to vote shall be entitled to vote either in person or by proxy executed in writing by such Member. A telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member, shall be treated as an execution in writing for purposes of this Section 4.5. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy shall be delivered to the Manager prior to or at the time of the meeting.

Section 4.6 Action Without a Meeting; Telephone Meetings. Any action required by the Act or this Agreement to be taken at any annual or special meeting of the Members, or any action which may be taken at any annual or special meeting of Members, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the Member or Members holding not less than the minimum Percentage Interests that would be necessary to authorize or take such action at a meeting at which all of the Members were present. A telegram, telex, cablegram or similar transmission by a Member, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this Section 4.6. Subject to the provisions of applicable law and this Agreement regarding notice of meetings, Members may participate in and hold a meeting by using conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a telephone meeting pursuant to this Section 4.6 shall constitute presence in person at such meeting, except when a person participates in the meeting

for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

ARTICLE V

MANAGEMENT

Section 5.1 Management of the Company. The powers of the Company shall be exercised by and under the authority of, and the business and affairs of the Company shall be managed under the direction of the **Manager**. Except as specifically authorized by the Manager, no Member, in his capacity as such, shall have the authority to bind the Company.

Section 5.2 Powers of the Manager. Except as otherwise provided herein, the Manager (acting on behalf of the Company) shall have the right, power and authority in the management of the business and affairs of the Company to do or cause to be done any and all acts, at the expense of the Company, deemed by the Manager to be necessary or appropriate to effectuate the business, purpose and affairs of the Company. The power and authority of the Manager shall include, without limitation, the power and authority on behalf and at the expense of the Company to do the following:

(a) Deal with the assets of the Company for all proper Company purposes and authorize the execution, delivery, performance and carrying out of any and all contracts and agreements for such purposes.

(b) Acquire for Company purposes, by purchase, lease or otherwise, any property or assets of any kind and character, and take title thereto in the name of the Company or in the name of any Person, as nominee, to hold for the account of the Company.

(c) Apply proceeds of any sale, exchange, or mortgage, pledge or other disposition of Company assets to payment of liabilities of the Company and/or pay, collect, compromise, arbitrate or otherwise adjust any and all other claims or demands of or against the Company or hold such proceeds against the payment of contingent liabilities, known or unknown.

(d) Purchase and maintain, at the expense of the Company, liability, indemnity and any other insurance (including, without limitation, errors and omissions insurance and insurance to cover the obligations of the Company under Article X hereof), sufficient to protect the Company, the Managers, the officers or any other Person, from those liabilities and hazards which may be insured against in the conduct of the business and in the management of the business and affairs of the Company.

(e) Borrow money or obtain credit in such amounts, on such terms and conditions, at such rates of interest and upon such other terms and conditions as the Manager deems appropriate, from banks, other lending institutions or any other Person, including the Members, for any purpose of the Company, and in connection with such loans, pledge, assign or otherwise encumber or alienate any or all of the Company assets, including any income therefrom, to secure or provide for the repayment thereof. As between any lender and the Company, it shall be conclusively presumed that the proceeds of such loans are to be and will be used for the purposes authorized herein and that the Manager has the full power and authority to borrow such money and to obtain such credit.

(f) Assume obligations, enter into contracts, including contracts of guaranty or suretyship, incur liabilities, lend money and otherwise use the credit of the Company to secure any of the obligations, contracts or liabilities of the Company, by mortgage, pledge or other encumbrance of all and any part of the property and income of the Company.

(g) Make, execute, assign and acknowledge on behalf of the Company any and all documents or instruments of any kind which the Manager may deem necessary or appropriate in carrying out the purposes and business of the Company, including, without limitation, powers of attorney, indemnification agreements, contracts of sale, deeds, options, loan obligations, mortgages, deeds of trust, notes, documents or instruments of any kind or character, and amendments thereto, any of which may contain confessions of judgment against the Company. Any person dealing with the Manager shall not be required to determine or inquire into the authority or power of the Manager to bind the Company or to execute, acknowledge or deliver any and all documents in connection therewith.

(h) Invest funds of the Company in interest-bearing accounts and investments including, without limitation, obligations of the federal, state and local governments and their agencies, mutual funds (including money market funds), time deposits, commercial paper and certificates of deposit of commercial banks, savings banks or savings and loan associations.

(i) Make any election on behalf of the Company as is or may be permitted under the Code or under the taxing statute or rule of any state, local, foreign, or other jurisdiction, and to supervise the preparation and filing of all tax and information returns which the Company may be required to file.

(j) Request, demand, collect and receive all payments due the Company, institute legal proceedings in the name of the Company for the collection thereof, settle or compromise all such legal proceedings and any other disputes with respect thereto, and incur such expenses in connection therewith as the Manager shall determine to be necessary or appropriate, which expenses may include the costs of counsel for any such matter.

(k) Employ and engage agents, employees, advisers, consultants and counsel (including any custodian, investment adviser, accountant, attorney, corporate fiduciary, bank or other financial institution or any other agents, employees or Persons who may serve in such capacity for the Manager) to carry out any activities which the Manager is authorized or required to carry out or conduct under this Agreement, including, without limitation, a Person who may be engaged to undertake some or all of the management, financial accounting and record keeping or other duties of the Manager, to indemnify such Persons against liabilities incurred by them in acting in such capacities on behalf of the Company, and to rely on the advice given by such Persons, it being agreed and understood that the Manager shall not be responsible for any acts or omissions of any such Persons and shall assume no obligations in connection therewith other than the obligation to use due care in the selection thereof.

(l) Qualify the Company to do business in any state, territory, dependency or foreign country.

(m) In general, exercise in full all of the powers of the Company, and do any and all acts and conduct all proceedings and execute all rights and privileges, contracts and agreements of any kind whatsoever, although not specifically mentioned in this Agreement, that

the Manager, in his sole discretion, may deem necessary or appropriate to the conduct of the business and affairs of the Company or to carry out the purposes of the Company. The expression of any power or authority of the Manager in this Agreement shall not in any way limit or exclude any other power or authority which is not specifically or expressly set forth in this Agreement.

Section 5.3 Powers Reserved by the Members. The Manager shall not have the right, power or authority to do or cause to be done any of the following acts without the approval of the Members holding at least a majority of the Percentage Interests at a meeting called expressly for such purpose:

(a) Engage in or consummate any merger, consolidation, business combination of any type or recapitalization, or any sale or pledge of all or substantially all of the assets of the Company.

(b) File a petition under the federal or any state bankruptcy act or any other insolvency law, or admit in writing its bankruptcy, insolvency or general inability to pay its debts.

(c) Perform any act which would cause the Company to be deemed an association taxable as a corporation for federal income tax purposes.

(d) Except as otherwise provided in Section 10.2, amend, alter or repeal this Agreement; provided, however, that the Manager may, without the consent of the Members, amend any provision of this Agreement or the Certificate of Formation, and authorize an appropriate officer of the Company to execute, swear to, acknowledge and record all documents required or desirable in connection therewith, solely to reflect the following:

(1) The admission, substitution, termination or withdrawal of a Member in accordance with this Agreement.

(2) A change that is necessary to qualify the Company as a limited liability company in which the Members have limited liability under the laws of any state or that is necessary or advisable in the discretion of the Manager to ensure that the Company will not be treated as an association taxable as a corporation for federal income tax purposes.

(3) A change that is: (i) of an inconsequential nature and does not adversely affect the Members in any material respect; (ii) necessary or desirable to cure any ambiguity, to correct or supplement any provision herein that would be inconsistent with any other provision herein, or to make any other provision with respect to any other matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement; (iii) necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, order or ruling or regulation of any federal or state agency or contained in any federal or state statute; or (iv) otherwise expressly required, permitted or contemplated by this Agreement.

Section 5.4 [RESERVED]

Section 5.5 Initial Manager. A Manager may but need not also be a Member. Until changed in accordance with these Bylaws, the Manager shall be Daniel E. Rinaldi.

Section 5.6 Term of Service. The Manager shall serve as Manager until a successor shall have been selected by the Members and qualified or until his earlier death, resignation, retirement, disqualification or removal in accordance with this Agreement.

Section 5.7 Removal; Filling of Vacancies. The Manager may be removed, either for or without cause, at any meeting of Members called expressly for that purpose by the vote of three-forths of the Percentage Interests of the Company. In the event of the Manager death, resignation, retirement, disqualification or removal from office of the Manager or otherwise, a new Manager shall be selected at any meeting of Members called for such purpose by a majority vote of the Percentage Interests.

Section 5.8 Place of Meetings. Meetings of the Manager members may be held either within or outside the State of Georgia.

Section 5.9 Transactions With Interested Persons. No transaction between the Company and one or more of its Members, its Manager or its officers or between the Company and any other business entity in which one or more of its Members, its Manager or its officers have an interest shall be void or voidable solely for this reason, or solely because the Manager, Member or officer is present at or participates in a meeting of the Managermembers which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if (a) the material facts as to the transaction are disclosed or are known to the Manager or the Members entitled to vote thereon and the contract or transaction is specifically approved in good faith by the Manager or majority vote of the Percentage Interests of disinterested Members or (b) the transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Manager or the Members.

Section 5.10 Compensation and Reimbursement of a Manager. The compensation, if any, of a Manager shall be fixed from time to time by the Manager. In addition to such compensation, the Manager shall be entitled to reimbursement for reasonable expenses incurred in managing the Company.

Section 5.11 Time Devoted to Company. The Manager shall devote such time to Company business as he deems necessary to manage and supervise Company business and affairs in an efficient manner; but nothing in this Agreement shall preclude the employment of any agent, third party or affiliate to manage or provide other services with respect to the Company's assets or business as the Manager shall determine.

Section 5.12 Liability of a Manager. No Manager shall be liable for the debts, liabilities, contracts or other obligations of the Company; provided, however, that each Manager shall be liable for any debts, liabilities, contracts or other obligations of the Company incurred or agreed to by such Manager without authorization and in violation of Section 5.4 of this Agreement. No Manager and no officer, member, employee, agent, representative or Affiliate of a Manager shall have any liability to the Company or any Member of any loss, cost or expense suffered or incurred by the Company or any Member that arises out of or relates to any action or inaction of any of such Manager or other Person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of such Manager or other Person.

ARTICLE VI

OFFICERS

Section 6.1 Officers. The Manager may designate one or more individuals (who may or may not be the Manager or a Member) to serve as officers of the Company. The Company shall have such officers as the Manager may from time to time determine, which officers may (but need not) include a Chairman, a President, one or more Vice Presidents (and in case of each such Vice President, with such descriptive title, if any, as the Manager shall deem appropriate), a Secretary, an Assistant Secretary and a Treasurer. Any two or more offices may be held by the same person.

Section 6.2 Compensation. The compensation, if any, of all officers of the Company shall be fixed from time to time by the Manager.

Section 6.3 Term of Office; Removal; Filling of Vacancies. Each officer of the Company shall hold office until his successor is chosen and qualified in his stead or until his earlier death, resignation, retirement disqualification or removal from office. Any officer designated by the Manager may be removed at any time by the Manager whenever in his judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Manager.

Section 6.4 [RESERVED]

Section 6.5 President. The President, if one is designated by the Manager, shall be the chief executive officer of the Company and shall have general supervision of the affairs of the Company. The President shall sign, execute and acknowledge, in the name of the Company, deeds, mortgages, bonds, contracts or other instruments, authorized by the Manager, except in cases where the signing and execution thereof shall be expressly delegated by the Manager, or by this Agreement, to some other officer or agent of the Company; and, in general, shall perform all duties incident to the office of President and such other duties as from time to time may be determined by the Manager.

Section 6.6 Vice Presidents. Each Vice President that is designated by the Manager shall generally assist the President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him by the President or the Manager.

Section 6.7 Secretary. The Secretary, if one is designated by the Manager, shall keep and account for the records of the Company and, in general, perform all duties incident to the office of Secretary and such other duties and services as shall from time to time be prescribed or delegated by the Manager or the President.

Section 6.8 Assistant Secretary. The Assistant Secretary, if one is designated by the Manager, shall generally assist the Secretary.

Section 6.9 Treasurer. The Treasurer, if one is designated by the Manager, shall be the chief accounting and financial officer of the Company and shall have active control of and shall be responsible for all matters pertaining to the accounts and finances of the Company.

Section 6.10 Additional Powers and Duties. In addition to the foregoing especially enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by statute, the Certificate of Formation or this Agreement, or as the Manager may from time to time determine or as may be assigned to them by any competent superior officer. In addition to the designation of officers and the enumeration of their respective duties, services and powers, the Manager may grant powers of attorney to individuals to act as agents for or on behalf of the Company, to do any act which would be binding on the Company, to incur any expenditures on behalf of or for the Company, or to execute, deliver and perform any agreements, acts, transactions or other matters on behalf of the Company. Such powers of attorney may be revoked or modified as deemed necessary by the Manager.

ARTICLE VII

ACCOUNTING AND TAX MATTERS; REPORTS; BANKING

Section 7.1 Books and Records. The Manager shall keep or cause to be kept books of account for the Company in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement and the Act. The Manager shall cause the following records to be kept at the Company's registered office (the **"Required Records"**).

(a) A current list of the full names and last known addresses of all of the Members and Manager.

(b) A copy of this Agreement and the Certificate of Formation of the Company (however denominated) and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any certificate was executed.

(c) Promptly after becoming available, copies of the Company's federal, state and local income tax returns and reports, if any, for each year.

(d) True and full information regarding the status of the business and financial condition of the Company.

(e) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

Any Member may inspect the Required Records during ordinary business hours upon reasonable request for a proper business purpose and, in furtherance thereof, may copy the Required Records at such time at the Member's expense.

Section 7.2 Capital Accounts. An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations, including Regulations §1.704-1(b)(2)(iv). The Manager is authorized to modify the manner in which the Capital Accounts are maintained if the Manager determines that such modification (a) is required or prudent to comply with the Regulations and

(b) is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

Section 7.3 Tax Returns. The Manager shall prepare or cause to be prepared and timely filed all federal, state and local income and other tax returns and reports as may be required as a result of the business of the Company. Within seventy-five (75) days after the end of each fiscal year of the Company, the Manager shall cause to be delivered to each Person who was a Member at any time during the fiscal year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of each Member's Federal, state and local income tax (or information) returns, including a statement showing each Member's share of income, gain or loss, and credits for such fiscal year.

Section 7.4 Tax Matters Partner. Daniel E. Rinaldi shall be the initial "tax matters partner" (**"TMP"**) under Section 6231 of the Code. A TMP may be removed, and a successor TMP be selected, by the vote of the Members holding at least a majority of the Percentage Interests.

Section 7.5 Tax Elections. The TMP shall make or cause to be made such accounting and tax elections as directed by the Manager.

Section 7.6 Bank Accounts; Investment of Company Funds. The Managers shall cause one or more accounts to be maintained in the name of the Company in one or more banks, which accounts shall be used for the payment of expenditures incurred in connection with the business of the Company and in which shall be deposited any and all receipts of the Company. All amounts deposited in such accounts shall be and remain the property of the Company and shall be received, held and disbursed for the purposes specified in this Agreement. There shall not be deposited in any of such accounts any funds other than funds belonging to the Company, and no other funds shall in any way be commingled with such funds. The Manager may invest the Company funds in any manner which the Manager deems appropriate, in his discretion.

ARTICLE VIII

TERM, DISSOLUTION, LIQUIDATION AND TERMINATION

Section 8.1 Term. The Company shall continue until terminated pursuant to statute or any provision of this Agreement.

Section 8.2 Dissolution. The Company shall be dissolved upon the first occurrence of any of the following:

(a) The entry of a decree of judicial dissolution under the Act.

(b) The unanimous written consent of all of the Members.

(c) If the Company has only one Member, the death, retirement, resignation, expulsion, Bankruptcy or dissolution of such Member or the occurrence of any other event which terminates the continued membership of such Member in the Company, unless within ninety (90) days after the occurrence of the event the personal representative of such Member agrees in writing to continue the business of the Company and to the admission of such personal representative or his nominee or designee to the Company as a Member effective as of the occurrence of the event. If the Company has more than one Member, the death, retirement,

resignation, expulsion, Bankruptcy or dissolution of any Member or any other event which terminates the continued membership of a Member in the Company shall not cause the Company to be dissolved or its affairs to be wound up, and the Company shall be automatically continued without dissolution.

Section 8.3 Liquidation and Termination. Upon dissolution of the Company, the Manager shall act as liquidator or may appoint in writing one or more liquidators who shall have full authority to wind up the affairs of the Company and make final distributions as provided herein. The liquidator shall continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator, if requested by any Member or by the Manager, shall cause a proper accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate.

(b) After making payment or provision for all debts and liabilities of the Company, including debts and liabilities to Members, the liquidator shall sell all properties and assets of the Company for cash as promptly as is consistent with obtaining the best price therefor. All gain, loss and amount realized on such sales shall be allocated to the Members as provided in this Agreement, and the Capital Accounts of the Members shall be adjusted accordingly. The liquidator shall then distribute the proceeds of such sales to the Members in accordance with their Percentage Interests.

(c) Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act, including, without limitation, Sections 18-801, 18-803 and 18-804 thereof, and all other applicable laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

(d) Notwithstanding any provision in this Agreement to the contrary, no Member shall be obligated to restore a deficit balance in his Capital Account at any time.

(e) The distribution of cash and/or property to the Members in accordance with the provisions of this Section 8.3 shall constitute a complete return to the Members of their capital contributions and a complete distribution to the Members of their interest in the Company and all Company property.

ARTICLE IX

ASSIGNMENT OF MEMBERSHIP INTERESTS

Section 9.1 Assignment by Member. A Member's Membership Interest shall not be assigned, in whole or in part, without first complying with the provisions of this Article IX. Unless an assignee becomes a substituted Member in accordance with the provisions set forth in Section 9.3, an assignee shall not become, nor shall an assignee be entitled to exercise any of the rights or powers of a Member, except the right to receive all or a part of the share of the Profits, Losses, cash distributions or returns of capital to which his assignor would otherwise have been entitled and which are assigned to the assignee.

Section 9.2 Transfer of Membership Interests. Except as otherwise provided in this Article IX, no Member may, without the prior consent of the Manager, voluntarily or involuntarily sell, assign, encumber or otherwise transfer all or any portion of his Membership Interest, except as follows:

(a) Subject to the provisions of Section 9.2(c), in the case of incompetency of a Member, his Membership Interest shall vest in his personal representative and, in the case of death, in his beneficiaries. Subject to the provisions of Section 9.2(d), in the case of Bankruptcy of a Member, his Membership Interest shall vest in the trustee, receiver or administrator of the bankrupt's estate.

(b) If any Member shall at any time desire to sell his Membership Interest, the following provisions shall apply:

(1) Such Member (the **"Selling Member"**) shall first obtain a bona fide written offer which he desires to accept (the **"Offer"**) to purchase all, but not less than all, of his Membership Interest for a fixed cash price (which may be payable over time). The Offer shall set forth the date, the proposed price and any other terms and conditions upon which the purchase is to be made, as well as the name and address of the prospective purchaser. The Selling Member shall transmit copies of the Offer to the Company and the other Members within seven days after his receipt of the Offer.

(2) Transmittal of the Offer to the Company by the Selling Member shall constitute an offer by the Selling Member to sell all, but not less than all, of his Membership Interest to the Company at the price and upon the terms and conditions set forth in the Offer. For a period of 15 days after the submission of the Offer to the Company, the Manager shall have the option, on behalf of the Company, and in their sole discretion, to cause the Company to accept the Selling Member's offer as to the Selling Member's Membership Interest, which acceptance shall be exercisable by written notice to the Selling Member with a copy to each of the other Members.

(3) If the Company does not exercise its option with respect to Selling Member's Membership Interest as set forth above, the Selling Member shall, upon notice from the Manager of the Company's decision not to accept the Selling Member's offer as to his Membership Interest (or upon expiration of the 15 day option period referred to above if the Company fails to give notice), be deemed to have offered in writing to sell all, but not less than all, of his Membership Interest to the other Members (the **"Offeree Members"**) at the price and upon the terms set forth in the Offer. For a period of 15 days after such offer by the Selling Member to the Offeree Members, the Offeree Members shall have options, exercisable by written notice to the Selling Member with a copy to the Company and to each of the other Offeree Members, to accept the Selling Member's offer as to the Selling Member's Membership Interest. Each Offeree Member who shall exercise this option shall agree, by doing so, to purchase that proportionate part of the Selling Member's Membership Interest which the Membership Interest owned by such Offeree Member bears to the total number of Membership Interests owned by all Offeree Members (or in such other proportions as the Offeree Members may agree among themselves).

(4) If one or more of the Offeree Members does not exercise his option in accordance with Section 9.2(b)(3), the Offeree Members who exercised their options pursuant to Section 9.2(b)(3) shall have further options for a period of 15 additional days

following expiration of the 15 day period set forth in Section 9.2(b)(3) to accept the Selling Member's offer as to the Selling Member's then remaining Membership Interest, and each such Offeree Member who shall exercise this further option shall agree, by doing so, to purchase that proportionate part of the Selling Member's remaining Membership Interest which the Membership Interest owned by such Offeree Member bears to the total number of Membership Interests owned by all of the Offeree Members who exercise their options pursuant to this Section 9.2(b)(4) (or in such other proportions as such Offeree Members may agree among themselves).

(5) If, at the end of the option periods described above, options have not been exercised by the Company or the Offeree Members to purchase the entire Membership Interest of the Selling Member, then any options so exercised shall be null and void and the Selling Member shall be free for a period of 40 days thereafter to sell all, but not less than all, of his Membership Interest to the prospective purchaser at the price and upon the terms and conditions set forth in the Offer. If such Membership Interest is not so sold within the aforesaid 40 day period, the Selling Member shall not be permitted to sell such Membership Interest without again complying with this Section 9.2(b).

(6) Settlement for the purchase of the Selling Member's Membership Interest by the Company or by an Offeree Member pursuant to this Section 9.2(b) shall be made within 45 days following the date of exercise of the last option exercised. Payment of the purchase price set forth in the Offer shall be payable on the same terms contained in the Offer or such other terms as agreed by the Selling Member and the Company or Selling Member, as appropriate.

(c) Upon the death of any Member (the "**Deceased Member**") or if any Member becomes Disabled (the "**Disabled Member**") (each, a "**Triggering Event**"), then the Company shall purchase from the Disabled Member, the Disabled Member's personal representative or the Deceased Member's personal representative, as appropriate (the "**Transferor**"), and the Transferor shall sell to the Company, all of the Disabled Member's or Deceased Member's Membership Interest for a purchase price equal to the Agreed Value of such Membership Interest.

(d) The Members agree that the interests of the Company and its Members would be seriously affected by any sale or disposition of any Member's Membership Interest by any legal or equitable proceedings against such Member. Accordingly, it is hereby covenanted and agreed that in the event of a Proceeding (as hereinafter defined) with respect to any Member, the Company and the other Members shall have options to purchase all, but not less than all, of such Member's Membership Interest in accordance with the provisions of Section 9.2(b) in the same manner as if the Company and the other Members had received notice of an Offer under Section 9.2(b) on the date that the Company receives notice of a Proceeding. The purchase price of a sale pursuant to the exercise of options granted in this Section 9.2(d) shall be the Agreed Value of such Membership Interest and the payment terms shall be those set forth in Section 9.2(c)(2) hereof. A "**Proceeding**" means (1) any judgment is obtained in any legal or equitable proceeding against a Member and the sale of any of such Member's Membership Interest is contemplated or threatened under legal process as a result of such judgment; (2) any execution process is issued against a Member or the Membership Interest held by a Member; (3) the Member is the subject of or a party to a divorce proceeding or has entered into a divorce settlement agreement regarding the disposition of marital assets; (4) the

Membership Interest of a Member is attached; or (5) there is instituted by or against a Member a Bankruptcy action.

(e) If the employment of any Member is terminated for "cause" (as hereinafter defined), the Company and the other Members shall have options to purchase the terminated employee's Membership Interest as if the terminated employee had transmitted notice of an Offer pursuant to Section 9.2(b) on the effective date of termination at a purchase price equal to the terminated employee's capital contribution, payable in cash within 45 days following the date of exercise of the last option exercised. For purposes of this Agreement, "cause" shall mean either (1) the definition of "cause" set forth in such terminated employee's employment or other service agreement with the Company, if any, or (2) if cause is not defined in any such employment agreement or no employment or other service agreement exists, a finding by the Manager, after full consideration of the facts, that the terminated employee has breached his employment or other service agreement with the Company, or that the terminated employee has been engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his employment or service, or has committed an intentional or grossly negligent act detrimental to the interests of the Company.

Section 9.3 Substitution of Members. An assignee of a Membership Interest may become a substituted Member subject to the following terms, conditions and limitations:

(a) the assigning Member has complied with the provisions of this Article IX;

(b) the assignee has paid to the Company all costs and expenses incurred in connection with such assignee's substitution as a Member, which costs and expenses shall include, without limitation, all legal and accounting fees and expenses incurred by the Company or its counsel and all costs incurred in amending this Agreement and in preparing, filing, recording and publishing any certificates and instruments necessary or appropriate in connection therewith; and

(c) the assignee will have executed and delivered such instruments and documents, in form and content satisfactory to the Manager, as the Manager may deem necessary, advisable or appropriate to effect the substitution of such assignee as a Member.

The Company and the Manager will be entitled to consider the owner of any Membership Interest in the Company as set forth in the Required Records of the Company as the absolute owner thereof for all purposes. Neither the Company nor the Manager will incur any liability for distributions of cash or other property made in good faith to the owner of an interest in the Company until such time as a written assignment of such Membership Interest has been received and accepted by the Manager and recorded on the books of the Company. In the event of an assignment by a Member, allocations between the assignor and assignee of deductions, credits and income of the Company for federal, state and local income tax purposes shall be based on the portion of the year during which the assignor and assignee each owned such Membership Interest, unless all of the Members determine to close the books on the date of such assignment.

Section 9.4 Resignation of a Member. No Member shall be entitled to resign from the Company unless he obtains the prior written consent of the Manager. If a Member receives the consent of the Manager to resign from the Company, such Member shall be entitled to

receive from the Company the Agreed Value of his Membership Interest on the date of resignation payable in twenty (20) quarter-annual installments of principal commencing ninety (90) days after the date of resignation. The Company's obligation under this Section 9.4 shall be represented by a promissory note dated as of the date of resignation and delivered to the resigning Member within sixty (60) days thereof. Any attempt to resign from the Company without complying with this Section 9.4 shall be ineffective.

Section 9.5 Admission of Additional Members. The Company may admit additional members (other than substituted members) with the approval of the Manager.

Section 9.6 Drag-Along Right. If the entire Membership Interest owned by Members owning at least a majority of the outstanding Membership Interests is to be sold or otherwise transferred to a Person who is not a Member or an Affiliate of a Member pursuant to an Offer by such prospective purchaser, and the prospective purchaser wishes to purchase all of the Membership Interests of the Company, the Selling Member shall have the right, in his sole and absolute discretion, to require all of the other Members to sell or otherwise transfer all of their Membership Interests to the prospective purchaser at the price (on a per Percentage Interest basis) and upon the terms and conditions set forth in the Offer. If the Selling Member desires to exercise his option under this Section 9.6, he shall deliver written notice (the "**Drag-Along Notice**") to the other Members stating the purchase price, terms and conditions of the purchase. Any transaction to which this Section 9.6 applies shall close on the 45th day following the delivery of the Drag-Along Notice or on such other date as the Selling Member and the prospective purchaser shall agree. Each other Member shall take all necessary and desirable actions, as requested by the Selling Member to consummate a sale or other transfer of Membership Interests pursuant to this Section 9.6.

ARTICLE X

INDEMNIFICATION OF MANAGERS, OFFICERS AND OTHER PERSONS

Section 10.1 Indemnification.

(a) The Company shall indemnify the Manager and each officer of the Company and shall have the power to indemnify any employee or agent of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Manager, officer, employee or agent of the Company, or is or was serving in some other capacity on behalf of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the fullest extent now or hereafter permitted under the Act.

(b) To the extent that a Manager, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 10.1(a) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(c) Any indemnification of an employee or agent of the Company under Section 10.1(a) (unless required by Section 10.1(b)) shall be made by the Company only as

authorized in a specific case upon a determination that indemnification of the Manager, officer, employee or agent is proper in the circumstances because he has acted in good faith and not in violation of this Agreement and/or his employment or other service agreement. Such determination shall be made by the Manager.

(d) Expenses (including attorneys' fees) actually and reasonably incurred by a Manager or officer in defending a civil, criminal, administrative or investigative action, suit or proceeding for which such Manager or officer could be entitled to indemnification under this Article X, may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such Manager or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized hereby. Such expenses (including attorneys' fees) actually and reasonably incurred by other employees may be so paid upon such terms and conditions, if any, as the Manager deems appropriate.

(e) Except as otherwise provided under the Act, the indemnification and advancement of expenses provided by this Article X shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any of the provisions of the Certificate of Formation, this Agreement, any other agreement, any vote of the Members or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(f) The indemnification and advancement of expenses provided or granted pursuant to this Article X, shall, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to be a Manager, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a Person.

Section 10.2 Amendment. The provisions of Section 10.1 relating to indemnification and to the advancement of expenses shall constitute a contract between the Company and its Manager and officers which may be modified as to the Manager or officer only with that Person's consent or as specifically provided in this Section 10.2. Notwithstanding any other provision of this Agreement relating to its amendment generally, any termination, modification or amendment of Section 10.1 which is adverse to any Manager or officer shall apply to such Manager or officer only on a prospective basis, and shall not limit the rights of persons covered by Section 10.1 to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such termination, modification, or amendment. Notwithstanding any other provision of this Agreement, no termination, modification, or amendment of this Agreement shall affect any or all of Section 10.1 so as to limit indemnification or the advancement of expenses in any manner unless adopted by (i) the Manager, or (ii) the affirmative vote of Members holding at least a majority of the Percentage Interests; provided that no such termination, modification, or amendment shall have retroactive effect inconsistent with the preceding sentence.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Manner of Giving Notice. Except as otherwise expressly provided in this Agreement, all notices, demands, requests, or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be given either (a) in person, or, if to an entity, upon an executive officer of such entity, (b) by mail, certified or registered, return receipt requested, postage prepaid, (c) by prepaid telegram, telex, cable, telecopy, or similar means (with signed confirmed copy to follow by mail in the same manner as prescribed by clause (b) above) or (d) by expedited delivery service (charges prepaid) with proof of delivery. For purposes of the foregoing, any notice required or permitted to be given shall be deemed to be delivered and given on the date actually delivered.

Section 11.2 Waiver of Notice. Whenever any notice is required to be given to any Member or Manager of the Company under the provisions of the Act, the Certificate of Formation or this Agreement, a waiver thereof in writing signed by the Person or Persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance by a Member or Manager at a meeting of the Members or the Manager, as appropriate, shall constitute a waiver of notice of such meeting, except where a Member or Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 11.3 Waiver. No failure or delay on the part of a Member in exercising any right, power or privilege hereunder, and no course of dealing between the Members or between a Member and the Company shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any other rights or remedies which a Member would otherwise have at law or in equity.

Section 11.4 Severability. If any provision of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 11.5 Binding Agreement. Subject to the restrictions on transfers set forth herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective heirs, executors, legal representatives, successors and assigns. None of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third party; provided, however, that the provisions of Article X shall inure to the benefit of the heirs of any indemnified Person. Whenever, in this Agreement, a reference to any party or Member is made, such reference shall be deemed to include a reference to the permitted heirs, executors, legal representatives, successors and assigns of such party or Member.

Section 11.6 Gender, Etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

Section 11.7 Further Actions. Each Member hereby agrees to hereafter execute and deliver such further instruments and do such further acts and things as may be required or appropriate to carry out the intent and purpose of this Agreement and which are consistent with the terms hereof.

Section 11.8 Counterparts. This Agreement may be executed in one or more counterparts with each such counterpart deemed to be an original hereof and all of such counterparts deemed to be one and the same Agreement.

Section 11.9 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the Company. Except as otherwise provided herein, no variations, modifications or changes herein nor any waiver of any provision hereof shall be binding unless set forth in a document duly executed by or on behalf of each of the Members.

Section 11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without regard to any conflict of law provision.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound have executed this instrument as of the day and year first above written.

MEMBER SIGNATURE PAGE

The undersigned hereby executes a counterpart of this Limited Liability Company Agreement of Harmonix, LLC as a Member of the Company as of the date first above written.

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Member's Signature

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Member's Name
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Member's Address:

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